Roadzen Inc.

111 Anza Boulevard

Suite 109

Burlingame, CA 94010

November 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Robert Arzonetti

RE:	Roadzen Inc. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
Filed November 1, 2024
File Number 333-282966

Dear Mr. Arzonetti:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. on Tuesday, November 12, 2024, or as soon thereafter as practicable.

Very truly yours,

ROADZEN INC.

By:	/s/ Rohan Malhotra
Name:	Rohan Malhotra
Title:	Chief Executive Officer

cc:	Jason Simon, Esq.
Greenberg Traurig, LLP